SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to §240.13d-1(a) and Amendments Thereto Filed Pursuant to

§240.13d-2(a)

(Amendment No. 15)

AMERICAN INDEPENDENCE CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of class of securities)

026760 40 5

(CUSIP Number)

Ms. Teresa A. Herbert

96 Cummings Point Road

Stamford, CT 06902

(203) 358-8000

(Name, Address, and Telephone Number of person

authorized to receive notices and communications)

October 8, 2013

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person

Independence Holding Company

2.  Check the Appropriate Box if a Member of a Group

(a)  X

(b)  ☐

3.  SEC Use Only

4.  Source of Funds

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.  Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power	2,800,795
	8. Shared Voting Power	0
	9. Sole Dispositive Power	2,800,795
	10 Shared Dispositive Power	0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

7,265,296 (1)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.  Percent of Class Represented by Amount in Row (11)

90.00%

14.  Type of Reporting Person

CO, HC

(1) Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Independence Holding Company hereby disclaims beneficial ownership as to the 4,464,501 shares owned by its indirect, wholly owned subsidiary, Madison Investors Corporation.

1.  Name of Reporting Person

Madison Investors Corporation

2.  Check the Appropriate Box if a Member of a Group

(a)  X

(b)  ☐

3.  SEC Use Only

4.  Source of Funds

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.  Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power	4,464,501
	8. Shared Voting Power	0
	9. Sole Dispositive Power	4,464,501
	10 Shared Dispositive Power	0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

4,464,501

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.  Percent of Class Represented by Amount in Row (11)

55.30%

14.  Type of Reporting Person

CO

This Amendment No. 15 to Schedule 13D is filed by each of Independence Holding Company, a Delaware corporation ("IHC"), and Madison Investors Corporation, a Delaware corporation ("MIC"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  This Amendment No. 15 to Schedule 13D amends and supplements the Schedule 13D (as previously amended, the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 8, 2002 relating to the common stock, par value $0.01 per share (“Common Stock”), of American Independence Corp., a Delaware corporation (the “Company”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following to the end thereof:

Pursuant to a public tender offer, on October 8, 2013, IHC acquired a total of 762,640 shares of Common Stock in aggregate consideration of a payment of $7,626,400 in cash.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

IHC acquired beneficial ownership of the shares of Common Stock to which the most recent amendment to this Schedule 13D relates for investment purposes and to increase its equity interest in the Company.

Item 5.  Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

On October 8, 2013, IHC and its direct and indirect subsidiaries, collectively, beneficially owned an aggregate of 7,265,296 shares of Common Stock, representing approximately 90.00% of the outstanding shares of Common Stock, based upon the 8,072,548 shares of Common Stock of the Company issued and outstanding as of October 8, 2013.  Of such 7,265,296 shares of Common Stock, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, IHC disclaimed beneficial ownership as to the shares owned by its indirect, wholly owned subsidiary, as follows: 4,464,501 shares owned by MIC.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

Other than as reported by this Schedule 13D, no person reporting hereunder has effected any transaction in shares of Common Stock during the sixty days preceding the date of the most recent amendment hereto.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

99.4

Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 8, 2013

INDEPENDENCE HOLDING COMPANY

By:  /s/ Adam C. Vandervoort___________

       Adam C. Vandervoort, Corporate Vice President

MADISON INVESTORS CORPORATION

By:  /s/ Teresa A. Herbert ______________

       Teresa A. Herbert, Senior Vice President

EXHIBIT 99.4

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Amendment to Schedule 13D (the “Amendment”) to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 8, 2013.

INDEPENDENCE HOLDING COMPANY

By:  /s/ Adam C. Vandervoort___________

       Adam C. Vandervoort, Corporate Vice President

MADISON INVESTORS CORPORATION

By:  /s/ Teresa A. Herbert ______________

       Teresa A. Herbert, Senior Vice President